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                                                     FOR IMMEDIATE RELEASE
                                                     OCTOBER 16, 1996
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                     SR VICE PRESIDENT, CFO
                                                     (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                  ANNOUNCES THIRD QUARTER 1996 EARNINGS AND THE
              IMPACT OF A ONE TIME FDIC RECAPITALIZATION ASSESSMENT

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, Huntington, IN announced today net income of $225,000 or $0.12 per share for the third quarter ended September 30, 1996, compared to third quarter 1995 net income of $398,000 or $0.18 per share, a 43% decrease. This decrease in earnings is attributable to the one time special assessment charged to all thrift institutions insured under the FDIC Savings Association Insured Fund (SAIF) program to recapitalize the SAIF. First Federal Savings Bank was required to expense approximately $453,000 as an assessment which had a net after tax effect of approximately $274,000 less income for the quarter or $0.14 per share.

Net interest income before provision for loan losses for the third quarter ended September 30, 1996 increased $212,000 to $1.4 million compared to third quarter 1995 net interest income of $1.2 million. This increase was due to a $552,000 increase in interest income offset by a $340,000 increase in interest expenses comparing the quarters ended September 30, 1996 to September 30, 1995. These increases were due to a combination of higher earning asset balances and yields and also higher interest bearing liability balances and rates.

Non-interest income for the quarter ended September 30, 1996 has risen to $106,000 compared to $93,000 for the quarter ended September 30, 1995. The increase is due to higher fee income for the quarter attributable to growth in the loan and deposit base.

Non-interest expense for the quarter ended September 30, 1996 was $1,122,000 compared to $580,000 for the quarter ended September 30, 1995. The largest expense was for the additional FDIC assessment for the one time recapitalization of the SAIF fund of $453,000 which accounts for 84% of the $542,000 increase for third quarter 1996 expense over the same quarter 1995. Income tax expense decreased $122,000 due to the lower income before taxes for the third quarter 1996 as a result of the one time FDIC assessment.

Net Income for the nine months ended September 30, 1996 was $1,085,000 or $0.56 per share a $149,000 or 15.9% increase in net income compared to the nine months ended September 30, 1995 of $936,000. The increase in the year to date 1996 compared to year to date 1995 net income was limited by the FDIC assessment. As the initial public offering was effective June 27, 1995, no earnings per share for the nine months ended September 30, 1995 was reported.

Northeast Indiana Bancorp, Inc.
October 16, 1996 Press Release
Page 2
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The nine months ended September 30, 1996 has shown considerable growth in assets to $160.0 million compared to $137.6 million at December 31, 1995. The $22.4 million growth in assets includes $6.2 million in additional securities available for sale and $16.6 million in loans. The growth in earning assets were funded by increased deposits of $9.7 million to $77.9 million, and increased borrowings of $15.5 million to $53.0 million. A portion of the funds provided by the interest bearing liabilities also were used to buy back $4.0 million worth of stock which is allocated to the Recognition and Retention Plan (RRP) and Treasury Stock. As of September 30, 1996 NEIB had 228,539 shares of Treasury Stock available for general corporate purposes including the issuance of shares in connection with grants and awards under the Company's stock based benefit plans.

The nine months ended September 30, 1996 income statement reflects the growth in assets, net interest income before provision for loan losses of $4.1 million compared to the nine months ended September 30, 1995 of $3.1 million. The $1.0 million increase is a result of $1.5 million increases in interest income reduced by the $427,000 increase in interest expense. Non-interest expense of $2.5 million for the nine months ended September 30, 1996 compared to the $1.7 million for the same period ended 1995 shows a $825,000 increase. The majority of the increased expense is again due to the $453,000 FDIC assessment in September. The other significant increase is due to higher compensation and benefits of $226,000 primarily due to the additional costs associated with the RRP benefits approved in January 1996.

NEIB continues to focus on improvement in shareholder value. During the third quarter the Company announced another stock repurchase program to repurchase up to 10% of the outstanding shares or approximately 195,859 shares in the open market over the next 12 months. The Company has purchased 55,000 shares toward that goal and now has 1,903,586 shares outstanding.

The Company's stock is traded on the Nasdaq National Market under the symbol "NEIB".



            See Attached Condensed Consolidated Financial Statements

---------------------------------------------------------------------------------------------------------------------------------
                                                      NORTHEAST INDIANA BANCORP
---------------------------------------------------------------------------------------------------------------------------------
                                             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                             (Unaudited)
=================================================================================================================================

                                            CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                              ASSETS                                                                 September 30,   December 31,
                                                                                                         1996           1995
                                                                                                    ------------   ------------
Cash and due from financial institutions ........................................................      3,512,555      2,467,934
Interest earning deposits in financial institutions-short term ..................................        312,918      2,204,407
Interest earning deposits in financial institutions-long term ...................................        100,000        100,000
Securities available for sale ...................................................................     10,062,365      3,820,759
Securities held to maturity estimated market value of $893,915 and
   $986,000 at September 30, 1996 and December 31, 1995 .........................................        892,342        985,906
Loans receivable, net of allowance for loan loss September 30, 1996
   $1,018,108 and December 31, 1995 $880,566 ....................................................    139,188,298    122,640,770
Other real estate owned, net ....................................................................              0              0
Federal Home Loan Bank stock, at cost ...........................................................      2,650,000      2,075,000
Premises and equipment ..........................................................................      2,041,468      2,131,617
Other assets ....................................................................................      1,272,361      1,142,188
                                                                                                    ------------   ------------
    Total Assets ................................................................................   $160,032,307   $137,568,581
                                                                                                    ============   ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits ........................................................................................     77,922,142     68,202,930
Borrowed Funds ..................................................................................     52,995,389     37,500,000
Accrued interest payable and other liabilities ..................................................      1,198,606        832,606
                                                                                                    ------------   ------------
    Total Liabilities ...........................................................................   $132,116,137   $106,535,536
                                                                                                    ------------   ------------
Retained earnings - substantially restricted ....................................................     27,916,170     31,033,045
                                                                                                    ------------   ------------
    Total Liabilities and Shareholder's Equity ..................................................   $160,032,307   $137,568,581
                                                                                                    ============   ============

=================================================================================================================================
                                    CONSOLIDATED STATEMENTS OF INCOME

                                                         Three Months Ended         Nine Months Ended
                                                             September 30              September 30
                                                          1996         1995         1996         1995
                                                          ----         ----         ----         ----
Total interest income ..............................    3,052,682    2,501,039    8,565,237    7,066,120
Total interest expense .............................    1,626,684    1,286,835    4,438,358    4,011,826
                                                       ----------   ----------   ----------   ----------
   Net interest income .............................   $1,425,998   $1,214,204   $4,126,879   $3,054,294
                                                       ----------   ----------   ----------   ----------
Provision for loan losses ..........................       51,000       71,610      184,200      182,148
                                                       ----------   ----------   ----------   ----------
   Net interest income after provision for
   loan losses .....................................   $1,374,998   $1,142,594   $3,942,679   $2,872,146
                                                       ----------   ----------   ----------   ----------
Total noninterest income ...........................      106,613       92,939      305,347      257,882
                                                       ----------   ----------   ----------   ----------
 Total noninterest expense without FDIC SAIF expense      627,201      540,895    1,922,036    1,551,296
 FDIC Expense ......................................       42,002       39,640      119,281      118,141
 Special SAIF Assessment ...........................      452,925         --        452,925         --
                                                       ----------   ----------   ----------   ----------
Total noninterest expenses .........................    1,122,128      580,535    2,494,242    1,669,437
                                                       ----------   ----------   ----------   ----------
  Income before income tax expenses ................   $  359,483   $  654,998   $1,753,784   $1,460,591
                                                       ----------   ----------   ----------   ----------
Income tax expenses ................................      134,589      256,576      668,627      525,081
                                                       ----------   ----------   ----------   ----------
     Net Income ....................................   $  224,894   $  398,422   $1,085,157   $  935,510
                                                       ==========   ==========   ==========   ==========
=================================================================================================================================

                               SELECTED FINANCIAL DATA

                                         Three Months Ended       Nine Months Ended
                                            September 30            September 30
                                          1996        1995        1996        1995
                                          ----        ----        ----        ----
Earnings per share .................   $   0.12    $   0.18    $   0.56        N/A
Net interest margin ................       3.72        3.82        3.81       3.36
Return on average assets ...........       0.57%       1.22%       0.97%      1.01%
Return on average equity ...........       3.18%       5.21%       4.96%      6.43%

                                         At September 30th
                                          1996        1995
                                          ----        ----
Stockholders' equity as a % of total
 assets ............................      17.44%      23.62%
Book value per share                   $  14.29       14.07
